株式会社 日本格付研究所

最終更新日：2024 年 2 月 8 日

業種別格付方法

【損害保険】

　本格付方法は、主に国内の損害保険会社、損害保険グループを対象としている。本格付方法は、損害共済を取り扱う共済事業者にも適用する。海外の損害保険会社などについては、所在国・地域の法律や会計制度、規制、金融行政のあり方などを踏まえ、分析指標に必要な調整を加えるなどした上で本格付方法を準用する。また、再保険専門会社についても同様に、事業の特性やリスクの所在、制度のあり方などに留意して本格付方法を準用する。

1．事業基盤

(1) 産業の特性

① 市場規模・市場成長性

　損害保険事業は、保険業法に基づいて、一定の偶然な事故によって生じる損害（いわゆる第二分野）、身体の傷害や疾病（いわゆる第三分野）にかかる保険商品を取り扱う。

　損害保険市場の規模は大きく、緩やかに拡大している。損害保険は、生活の安定や経済の健全な発展に不可欠な機能であり、社会のリスクが多様化すると、そこに新たなニーズが生まれる。国内の人口は減少傾向にあり、少子高齢化による人口構造の変化が一層進展していくと想定される。自動車保険をはじめとする伝統的な損害保険のニーズの拡大には限界があるため、損害保険市場に高い成長を期待することは難しいものの、市場規模が急速に縮小する可能性は低いとみている。

　多くの損害保険会社で主力商品となっている自動車保険については、CASE（コネクティッド、自動運転、シェアリング、電動化）や MaaS（Mobility as a Service）の浸透に伴う影響などが想定される。短期間で自動車保険の市場規模が大きく変化するとはみていないが、中長期的な視点から自動運転車の普及、環境整備や法制面の手当てなどの状況を見守っていく必要がある。

② 競合状況

　損害保険事業は免許制となっており、比較的高い参入障壁がある。販売チャネルについては、専属代理店の存在感が依然として大きいが、乗合代理店（保険ショップ）、金融機関窓販、ダイレクト（インターネット）チャネルなど多様化が進んでいる。損害保険は商品性に差別化の余地が小さいため、競争優位性を確保することは容易でない。いずれの販売チャネルにおいても一定の競合はあるものの、市場は大手損害保険会社の寡占状態にあることに加え、ERM（Enterprise Risk Management）の定着を背景とするリスク・リターン意識の高まりによって過度な価格競争は起こりにくくなっているとみている。

③ 取引安定性

損害保険商品は種目別に、自動車保険、火災保険、海上保険、傷害保険のほか、賠償責任保険、費用・利益保険、労働者災害補償責任保険、ペット保険など（いわゆる新種保険）が存在する。損害保険商品は特許の対象ではなく、顧客ニーズをとらえた商品を開発しても競合他社に追随されやすい。契約期間は比較的短く、満期到来の都度契約を更新するのが基本である。現状、商品性に大きな差がない上、販売チャネルの大宗を占める代理店が顧客を強力にグリップしているため、解約や乗り換えは発生しにくく、契約の継続率は高い水準で安定している。

④ 保護・規制

損害保険会社は金融庁に監督されており、通常の予測を超えて発生するリスクに対し、どの程度の支払余力を有しているかを示すソルベンシー・マージン（SM）比率の算出が義務付けられている。現行規制では、SM比率が200%を下回った場合には早期是正措置が発動する。

また、損害保険会社は、保険業法および更生特例法に基づく破綻処理手続きが定められている。破綻した損害保険会社の契約者保護を目的として損害保険契約者保護機構が設置されており、破綻保険会社の保険契約の移転や補償対象保険金の支払いにかかる資金援助などにより、保険契約者の保護を図っている。

他方、金融システムには、その安定性を維持し効率よく機能するため各種の措置（プルーデンス政策）が組み込まれている。保険会社および保険持株会社に対し期待される保護は、銀行などとの比較では弱い。

(2) 市場地位・競争力

損害保険会社の市場地位や競争力は、中長期的にみた収益の安定性を確保する上で重要である。顧客基盤の厚みや特性、販売チャネルの多様性と営業力、商品戦略、経営戦略のユニークさ、ブランド力、デジタルの活用などによる顧客利便性の高さなどが市場地位や競争力を左右する。

顧客基盤については、顧客数（契約者数）や顧客層の特性、正味収入保険料の規模や安定性などを評価する。一部の損害保険会社では、特定の企業グループに属するなど、顧客基盤において独自のチャネル・商品戦略を背景に競合他社の攻勢を防御し、長期にわたって高いプレゼンスを発揮しているケースもある。そのような損害保険会社が将来にわたり収益力を発揮する可能性も評価に織り込んでいる。

販売チャネルの営業力と商品の訴求力で、いかに新たな顧客を獲得できているかを評価する。販売チャネルについては、多様化する顧客ニーズを的確に捕捉できているかを確認する。特に代理店チャネルとは適切な関係が構築できているかどうかが重要である。商品戦略については、商品ラインナップの充実度に加え、顧客ニーズの変化に機動的かつ柔軟に対応できるかがポイントとなる。他社との商品の差別化は容易ではなく、商品性（わかりやすさ）、マーケティングの工夫、プロモーションの巧拙なども関係してくる。

(3) 経営戦略・ガバナンス

経営戦略とガバナンスは、事業基盤の方向性を左右する要素であり、財務基盤にも影響を及ぼす。経営戦略については、事業環境の変化を踏まえた経営戦略を策定し、遂行できているかを評価する。また、

リスク・アペタイトの方向性や ERM カルチャーが社内のどこまで浸透しているかにも注目する。ガバナンスについては、組織の規模を踏まえつつ、取締役会などの企業統治体制、経営管理体制、リスクマネジメントやコンプライアンスといった内部統制などの状況を通じて牽制機能が十分に機能しているかなどを確認する。不祥事などが発生した場合は、レピュテーションの低下により事業基盤を毀損するリスクが顕在化するため、不祥事の発生を未然に防止する仕組みが構築されているか、また、発生した際には以降に同様の事象を起こさない態勢の構築が進むかどうかを確認する。

2. 財務基盤

(1) 収益力

　　収益力の評価にあたっては、保険本業の収益規模と利益の安定性に加え、資産運用面の収益力を分析する。評価には将来の業績も織り込むが、過去の業績の傾向に加えて、事業環境や経営戦略の変化が損害保険会社の収益構造に変化をもたらす可能性を考慮する。また、損害保険会社によってリスクプロファイルが異なるため、リスク・リターンのバランスについても考慮する。

　　収益力の分析においては、コンバインド・レシオの水準を重視する。損害保険会社の損益は、風水災や地震などの大規模自然災害、大口事故の発生により変動しやすいため、一定期間の移動平均値として捉えることで、一過性の影響を平準化した利益水準を確認する。損害保険会社の利益の安定性の確保には、リスクの種類や所在地域について、分散の効いた事業ポートフォリオを構築することがきわめて重要であり、その取り組み状況に注目する。また、再保険スキームの構築や異常危険準備金の積み立てなどに対する方針を踏まえ、期間損益のボラティリティがどの程度抑制されるのかを確認する。

　　リスクに見合った適切な保険料率を設定できているかも重要である。リテール分野の主力商品である自動車保険や火災保険は、損害保険料率算出機構による参考純率を参照しつつ、損害率の実態に合わせた保険料設定が行われないと、収益性が悪化する要因となりうる。より個別性の強い企業分野の損害保険については、個社の損害率やリスクの状況に応じた保険料設定に加え、過大なリスクの引受を抑制するなど収支を適切にコントロールできているかもポイントとなる。新種保険の分野では、伝統的な損害保険ではカバーされない固有のリスクを対象とするため、収益性確保など適切なリスク管理に基づく商品設計が求められる。収支の悪化した種目については、料率改定・商品改定の方針、引受の制限・厳格化など、収支改善に向けた対応策の妥当性と取り組みの進捗を確認する。

　　資産運用に関しては、中長期かつ安定的な収益確保に貢献すると考えられる利付債券からのインカムゲインを中心に分析する。キャピタル損益は、多くの場合市況に左右されやすいことを考慮する。積極的なリスクテイクを背景とした一時的な増減要因の影響を受けにくい安定的な収益獲得に向けて運用資産残高が積み上げられているかなど、中期的なすう勢を確認する。

（重視する指標）
- コンバインド・レシオ
- 正味収入保険料
- 保険引受損益
- 資産運用損益

(2) 資産の質（資産運用）

　　損害保険会社によって、資産配分、各資産のリスクおよびリターンはさまざまではあるが、負債特性に合った運用を行うことで価格変動リスクや金利リスクを抑制しながら、リスクに見合ったリターンを確保しているかを分析する。ALM やリスク管理の技術、運用資産の構成、デリバティブ取引なども分析対象とする。資産運用にかかるリスク・リターンの考え方は、各社の資産運用方針によって異なることから、保有する資産のうち大宗を占める有価証券や不動産、貸付金などの構成に違いがある点にも留意する。運用資産の構成を踏まえ、個別資産ごとのリスクが資本などに対して過度に大きくないか、資産全体でみた分散効果などを確認する。基本的なリスクテイクの方針を認識した上で、運用スタンスの適切性、資産運用にかかる人員や態勢の充実度、リターンの確保状況などを評価する。

（重視する指標）

- 資産ポートフォリオの構成比

(3) 資本充実度

　　財務基盤に関して、定量面では資本充実度に最も重点を置いており、資産負債の一体的な時価評価である経済価値ベースでみた資本の充実度を評価する。これは国内で進む経済価値ベースのソルベンシー規制（新規制）導入の動きと整合している。

　　指標としては特に ESR（Economic value-based Solvency Ratio）に注目している。ESR は内部管理ベースのリスク管理に基づく数値で前提の置き方などに違いがあるため、国内外の規制や計算基準変更などの動向に留意して評価する。各社の特性を表している内部管理ベースの ESR を主な評価対象としているが、新規制の導入後は前提条件などに統一が図られることもあり、比較可能性の観点で規制ベースの ESR も評価に織り込んでいく。現行規制の SM 比率も参考にしているが、有価証券評価損益などの調整を加えたベースで確認する。

　　現行規制を前提とした実質的な資本の構成要素としては、資本金や資本剰余金などのほか、価格変動準備金、異常危険準備金といった各種準備金を含める。資本と負債の両方の特性をあわせ持つハイブリッド証券については、現行規制、新規制を問わず資本性を勘案して評価に織り込む。

　　一般的には損害保険会社は生命保険会社と比較して資産と負債のデュレーションが短く、かつデュレーションギャップが小さい。そのため、損害保険会社の ESR は生命保険会社の ESR と比較して金利感応度が小さく安定的に推移している。定量的な指標としての ESR を考慮しつつ、政策株式の売却、再保険の活用による保険引受リスクなど、リスクベースの資本管理によって、リスクバッファーが十分に確保されているのかに注目している。

（重視する指標）

- ESR
- ソルベンシー・マージン比率
- 自己資本比率

(4) 流動性

流動性に関しては、大規模自然災害の発生といったストレス時において迅速な対応が可能な流動性の高い資産の保有状況を確認する。金融危機時において市場リスクや信用リスクが顕在化した場合であっても、確実な支払いを可能とする流動性リスク管理がなされているかを確認する。積立型商品にかかる解約返戻金の急増については、市場変動時などに有利な商品への乗り換えによって解約が増加する動的解約のケース、契約している損害保険会社の経営状況が悪化し、レピュテーションが大きく低下するケースなどが想定される。

（重視する指標）

■ （現預金・国債などの）流動性資産

(5) リスク管理態勢

リスク管理を基軸とした収益や資本の一体的な管理態勢に注目しており、ERM の整備状況、高度化の進捗を確認する。リスク管理がいかに優れていても評価にはプラスとなりにくい一方、リスク管理に改善の余地があるとみられる場合はマイナス要因になり得る。経営戦略に経済価値ベースの考え方を取り入れ、適切なリスクとリターンのバランスを確保できているかを主に評価する。各種のリスクを網羅的かつ的確に把握して経営に重要な影響を及ぼすリスクを特定し、それに応じて自己資本を適切に配賦できているかも確認する。実効性のあるリスク管理のためには、リスク管理態勢を精緻化・高度化していくことが必要となる。

損害保険事業においては、大規模自然災害や大口事故の影響が避けられないことから、リスクの種類や所在地域について、分散の効いた事業ポートフォリオを構築することがきわめて重要となる。また、大手損害保険会社においては、国内外でグループ会社が増える傾向にあることを踏まえ、グローバルかつグループ一体的な ERM 態勢の整備ができているかを確認する。「リスクとソルベンシーの自己評価に関する報告書」（ORSA レポート）は、ERM 態勢やリスク管理の状況などを把握する上で有用なツールと言える。

以 上

株式会社日本格付研究所
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